Exhibit 99.1

PRESS RELEASE

FOR IMMEDIATE RELEASE

Contacts:	William G. Schultz, President and Chief Executive Officer
David T. McGraw, Vice President – Finance and Chief Financial Officer
Telephone: 952-996-1674

Communications Systems, Inc. Reports First Quarter 2013 Results

Minnetonka, Minnesota – May 9, 2013 -- Communications Systems, Inc. (NASDAQ:JCS), a telecommunications products and managed services provider, today reported financial results for the first quarter ended March 31, 2013.

First Quarter Highlights

•	2013 first quarter sales increased 13.2% to $27.5 million compared to $24.2 million in the 2012 first quarter.

•	Consolidated 2013 operating income increased to $371,000 compared to $130,000 in the 2012 first quarter.

•	Net income increased to $242,000 or $0.03 per share compared to $55,000 or $0.01 per share in the 2012 first quarter.

•	Suttle achieved a quarter-over-quarter sales increase of 17.4% to $12.4 million, while maintaining its gross margin at 27%.

•	Transition Networks quarter-over-quarter sales decreased 16% to $10.8 million due primarily to continued slowdown in domestic government spending.

•

JDL Technology achieved a quarter-over-quarter sales increase of 481% to $4.2 million due to its involvement in the Miami-Dade County School District “Bringing Wireless to the Classroom” initiative. JDL Technology’s gross margin decreased to 17.5%, reflecting the fact that a significant portion of the quarter’s revenue was hardware-based, rather than its more traditional value-added service.

•	At March 31, 2013, the Company had cash, cash equivalent and investments of $27.7 million.

•

On April 4, 2013, the Transition Networks business unit went live on the Company’s new Enterprise Resource Planning (“ERP”) system. The “go-live” was successful due to pre-planning and excellent education. Suttle will be the next business unit to go live, anticipated to occur later in 2013.

          William G. Schultz, President and CEO commented: “While we are encouraged with the stronger 2013 first quarter operating results that our Suttle and JDL Technologies business units achieved, continued lower Federal Government spending for networking initiatives and declines in sales of legacy products affected our Transition Networks business unit.

          Suttle

          “Suttle continued its strong growth by increasing 2013 first quarter revenue to $12.4 million, a 17.4 % increase over the 2012 first quarter. Suttle achieved a significant increase in the sale of its structured cabling products driven by continued resurgence in the housing market, specifically in multi-tenant-dwelling construction. Suttle also increased sales to communications service providers due to new programs to enhance their networks. We continue to invest in the Suttle business to create new products, including fiber optic and copper connectivity solutions. Suttle’s international sales decreased 13% to $1.2 million and accounted for 11% of Suttle total sales, due in part to the phase out of the Suttle Austin Taylor legacy business. We continue to see strong sales opportunities in Latin America, South America, the Middle East and Canada. We have added resources to take advantage of these opportunities and will continue to invest in these markets. Suttle has a strong Telco customer base and is focused on selling new products to existing customers and expanding its products sales to new customers globally.

          Transition Networks

          “Transition Networks sales decreased 16% to $10.8 million, due primarily to the continued slowdown in government spending and a decline of legacy products, which resulted in a decrease in North American revenue from $9.3 million to $6.7 million. Transition Networks international revenue increased from $3.6 million to $4.1 million, due to increased sales in Latin America and Asia despite decreased sales in the Company’s Europe, Middle East and Africa markets. With the continued uncertainty over federal government spending and declining legacy products, Transition Networks is taking steps to stabilize its 2013 revenues and profitability in a challenging domestic environment.

          JDL Technologies

          “JDL Technology 2013 first quarter sales increased 481% to $4.2 million due to its involvement in the Miami-Dade County School District “Bringing Wireless to the Classroom” initiative. In the 2012 fourth quarter, JDL Technologies was selected as one of the partners for this initiative, and it recognized $3.2 million of revenue from this program in the 2013 first quarter. JDL Technologies also achieved increased revenues both from expanding its footprint within its existing customer base, and from other new customers. JDL Technology’s gross margin decreased to 17.5%, reflecting the fact that a significant portion of its revenue was hardware-based, rather than its more traditional value-added service. JDL Technologies continues to expand the customer base for its managed services, virtualization and migration-to-the-cloud products and services, and is focused on offering these services to small- and medium-sized businesses in the healthcare and commercial markets.

          Enterprise Resource Planning

          “On April 4, 2013, our first business unit converted to our new Enterprise Resource Planning (ERP) system. The new system will significantly strengthen our long-term performance by standardizing all CSI business units on a common platform. The ERP system will bring efficiencies in the cycle from product concept to product development to bringing products to market; it will enable us to lower manufacturing costs and better manage our supply chain; and it will give us many tools to provide improved customer service. Although implementing this new ERP system has been a significant investment, we expect to achieve substantial dividends in improved execution and enhanced service to our customers. Our second business unit is anticipated to begin operating on this new system in the 2013 fourth quarter and all business units will be converted by the end of the 2014 second quarter.

          Mr. Schultz closed: “We are excited by the continued growth in the Suttle business; it is well positioned in its accounts growth and the expansion of its customer base. We will continue to invest in Suttle to expand its capabilities and expand into new regions of the world. JDL is well positioned to have a strong year with its education accounts and we will continue to invest in the expansion of its commercial business. CSI is also focused on improving the performance at Transition Networks as it works to expand into new markets for growth, offsetting the decline in other parts of its business. Investment is vital for our long term growth and to capitalize on the opportunities in each of our three business units.”

          Further Information

          Further information regarding the Company’s results and related matters will be provided in the Company’s Form 10-Q report for the quarter ended March 31, 2013, which will be filed with the SEC on May 10, 2013.

          Cautionary Statement

          From time to time, in reports filed with the Securities and Exchange Commission, in press releases, and in other communications to shareholders or the investing public, Communications Systems Inc. may make forward-looking statements concerning possible or anticipated future financial performance, business activities or plans which are typically preceded by the words “believes,” “expects,” “anticipates,” “intends” or similar expressions. For these forward-looking statements, the Company claims the protection of the safe harbor for forward-looking statements contained in federal securities laws. Shareholders and the investing public should understand that these forward-looking statements are subject to risks and uncertainties, including those disclosed in our periodic filings with the SEC, which could cause actual performance, activities or plans after the date the statements are made to differ significantly from those indicated in the forward-looking statements when made.

          About Communications Systems

          Communications Systems, Inc. provides physical connectivity infrastructure and services for global deployments of broadband networks. Focusing on innovative, cost-effective solutions, CSI provides customers the ability to deliver, manage, and optimize their broadband network services and architecture. From the integration of fiber optics in any application and environment to efficient home voice and data deployments to optimization of data and application access, CSI provides the tools for maximum utilization of the network from the edge to the user. With partners and customers in over 50 countries, CSI has built a reputation as a reliable global innovator focusing on quality and customer service.

CSI CONSOLIDATED SUMMARY OF EARNINGS
Selected Income Statement Data

	Unaudited
	Three Months Ended March 31, 2013	Three Months Ended March 31, 2012
Sales	$27,452,731	$24,243,922
Gross margin	9,775,927	9,948,626
Operating income	370,777	130,446
Income before income taxes	381,420	93,561
Income taxes	139,061	38,483
Net income	$242,359	$55,078

Basic net income per share	$0.03	$0.01
Diluted net income per share	$0.03	$0.01
Cash dividends per share	$0.16	$0.16

Average basic shares outstanding	8,486,533	8,473,774
Average dilutive shares outstanding	8,496,318	8,510,345

Selected Balance Sheet Data

	Unaudited
	March 31, 2013	December 31, 2012

Total assets	$111,069,600	$112,534,645
Cash , cash equivalents and investments	27,707,969	35,947,647
Property, plant and equipment, net	14,403,000	14,474,913
Long-term liabilities	3,116,770	3,297,808
Stockholders’ equity	92,971,031	93,995,393